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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST AMERICAN SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 HARMON PLACE, SUITE 218
(No. and Street)

MINNEAPOLIS	MINNESOTA	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN D. MATHEWS — 612-486-5890
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN SECURITIES, INC., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN G JOHNSON
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2016

Joan Mathews
Signature

PRESIDENT
Title

Marilyn G Johnson February 15, 2012
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2011

FIRST AMERICAN SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of First American Securities, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 11 & 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 13, 2012

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current assets		
Cash and cash equivalents	$	21,712
Clearing deposit		9,015
Commission receivable		1,224
Prepaid expenses		8,132
Total current assets		40,083
Equipment, net		457
Total assets	$	40,540

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable	$	13,760
Commissions payable		6,236
Total current liabilities		19,996
Stockholder's equity		
Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding		4,640
Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding		400
Additional paid-in capital		164,951
Accumulated deficit		(149,447)
		20,544
Total liabilities and stockholder's equity	$	40,540

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues:	
Commissions and fees	$ 171,416
Interest income	1,023
Total revenues	172,439
Expenses:	
Clearing fees	48,138
Sales commissions	81,863
Occupancy	10,800
Other operating expenses	44,184
Total expenses	184,985
Income (loss)	(12,546)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in	Accumulated	
	Voting	Non-Voting	Capital	Deficit	Total
Balances, December 31, 2010	$ 4,640	$ 400	164,951	(136,901)	33,090
Net income (loss)				(12,546)	(12,546)
Balance, December 31, 2011	$ 4,640	$ 400	$ 164,951	$ (149,447)	$ 20,544

The accompanying notes are an integral part of these financial statements

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (12,546)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	604
Changes in operating assets and liabilities	
Commissions receivables	7,851
Prepaid expenses	(1,063)
Accounts payable	12,081
Commissions payables	791
Net cash provided in operating activities	7,718
Net (decrease) increase in cash and cash equivalents	7,718
Cash and cash equivalents at beginning of period	13,994
Cash and cash equivalents at end of period	$ 21,712

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First American Securities, Inc. ("the Company") is a securities broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on November 10, 1993 and approved for FINRA membership (formerly known as the NASD) on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker and directly through Investment Companies by means of a Selling Agreement or Selected Dealer agreement.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

Equipment

Equipment is stated at cost and depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $13,242 December 31, 2011. The Company recorded depreciation expense of $604 for the year ended December 31, 2011.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements are recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Related Party Transactions

The Company pays its parent company management fees in conjunction with research and other general office assistance provided by the parent company. For the years ended December 31, 2011, the Company paid management fees of $14,000.

Note 3 – Office Lease

The Company leases approximately 747 square feet of office space under the terms of an operating lease ("Lease") entered into on November 30, 2010. The lease was renewed on December 20, 2011 and expires December 31, 2012. The Company pays a monthly minimum lease payment of $900. The Company is also responsible for all utility, janitorial, and maintenance costs of the leased space. The Lease provides the Lease may be replaced if the Company desires to occupy other space in the building. Future minimum lease payments for the year ending December 31, 2012 are estimated to be approximately $10,800. Total rent expense for the year ended December 31, 2011 was $10,800.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 2011, the net capital ratio was 1.75 to 1 and net capital was $11,419, which exceeded the minimum requirement by $6,419.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section (k)(2)(ii) of the Rule.

Note 5 – Income Taxes

At December 31, 2011, the Company had approximately $12,546 of net operating losses ("NOL") carry-forwards for federal and state income purposes. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

	December 31, 2011	December 31, 2010
Deferred tax asset:		
Net operating loss carryforwards	$ 4,700	$ -
Deferred tax assets	4,700	-
Less: Valuation allowance	(4,700)	-
Net Deferred tax asset	$ -	$ -

Note 5 – Income Taxes (cont.)

A reconciliation of income tax expense computed at the U.S. federal, state, and local statutory rates and the Company's effective tax rate is as follows:

	December 31, 2011	December 31, 2010
Statutory federal income tax expense	(34) %	(34) %
State and local income tax	(4)	(4)
(net of federal benefits)		
Valuation allowance	38	38
	- %	- %

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carry-forwards of approximately $12,546 at December 31, 2011 due to the uncertainty of realizing the future tax benefits.

Note 6 – Equity Change of Control

On June 16, 2011, Mathews Financial, LLC, the sole shareholder of the Company (the "Seller") and Joan D. Mathews, the sole member of the Seller, entered into a Stock Purchase Agreement ("Agreement") to sell and transfer all of the outstanding capital stock issued by the Company to FAS Holdings, LLC, a Michigan limited liability company (the "Buyer").

The Company is a Minnesota corporation, a registered Broker-Dealer, with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Seller and the Buyer are required to prepare and submit to FINRA a Continuance in Membership Application (the "Rule 1017 Application"). FINRA has not issued approval of the Rule 1017 Application as of the date of the audit report.

The Buyer has agreed to pay to the Seller the sum of $120,000, plus the remaining cash, sufficient to remain compliant with the SEC net capital rule, the amount of the clearing deposit and CRD deposit in effect as of the closing date. As of the closing date, the Company will distribute to the Seller all accounts receivable; the Seller will also assume the obligation to pay all accounts payable of the Company. Also, at closing, the Company will distribute to the Seller funds and assets of the Company necessary to reduce the cash position to the remaining cash target balance.

All fixed assets of the Company will be distributed to the Seller, in contemplation that the Seller will make those assets available for use by the sole member of the Seller in operating a broker–dealer branch office.

Prior to the closing date, the Buyer will engage the Seller to act as General Securities Principal and Compliance Officer commencing on the closing date, pursuant to the terms of an independent contractor agreement. In addition, the sole member of the Seller will be permitted to operate a Minneapolis office as an OSJ office of the Company.

Note 7 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 13, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

FIRST AMERICAN SECURITIES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Computation of basic net capital requirements:		
Stockholder's equity		$ 20,544
Deductions and/or changes:		
Non-allowable assets:		
Prepaid expenses	8,132	
Equipment, net	457	
Commissions receivable	521	
Clearing deposit account	15	
		9,125
Net capital		$ 11,419
Minimum net capital requirement		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		$ 5,000
Excess net capital		$ 6,419
Net capital as reported in Company's Part IIA FOCUS report,		
From X-17A-5 (unaudited) as of December 31, 2011		$ 11,208
Depreciation expense		(604)
Commissions payable		(316)
Commission income		527
Non-allowable asset, depreciation expense		604
Net capital per above		$ 11,419

FIRST AMERICAN SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 19,996
Aggregate indebtedness	$ 19,996
Ratio of aggregate indebtedness to net capital	1.75 to 1

FIRST AMERICAN SECURITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Directors
First American Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of First American Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 13, 2012